UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Therapeutic Solutions International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

883378101
(CUSIP Number)

April 5, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       Rule 13d-1(b)

  X   Rule 13d-1(c)

       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883378101	13G

1.	NAMES OF REPORTING PERSONS UNION CAPITAL, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Peck, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) . (b) .
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 120,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 120,000,000
	8.	SHARED DISPOSITIVE POWER 0
*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of a security.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) .
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.8%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 883378101	13G

Item 1.

(a)	The name of the issuer is: Therapeutic Solutions International, Inc.

(b)	The address of the Issuer's principal executive offices is: 4093 Oceanside Blvd., Suite B., Oceanside, CA 92056 Tel. Number: 1-760-295-7208

Item 2.

(a)	The name of reporting person is: John Peck, Jr.

(b)	The residence address of the Reporting Person is: 5009 El Secreto, #829, Rancho Santa Fe, CA 92067

(c)	The citizenship of the reporting Person is: USA

(d)	The title of the class of securities is: Common Stock

(e)	The CUSIP Number of the securities is: 883378101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4 Ownership:

The Reporting Person’s is the beneficial owner of 120,000,000, representing 17.8% of the class of securities.

The Reporting Person has:

(i)

sole power to vote or to direct the vote of: 120,000,000 shares

(ii)

shared power to vote or to direct the vote of: 0 shares

(iii)

sole power to dispose or to direct the disposition of: 120,000,000 shares

(iv)

shared power to dispose or to direct the disposition of: 0 shares

Item 5

Ownership of Five Percent or Less of Class: 17.8%

Item 6

Ownership of More than Five Percent on Behalf of another Person: 0

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:  ___________

Item 8

Identification and Classification of Members of the Group:  ________

Item 9

Notice of Dissolution of Group: __________

Item 10 Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2016

Date

/s/ John Peck, Jr.

Signature

John Peck, Jr.

Name